UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER 001-34780

CUSIP NUMBER 349862300

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2018

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

FORWARD INDUSTRIES, INC.

Full Name of Registrant

477 S. Rosemary Avenue Suite 219

Address of Principal Executive Office (Street and Number)

West Palm Beach Florida 33401

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

The registrant is unable to file its Quarterly Report on Form 10-Q for the three and six months ended March 31, 2018 (the “Quarter”) by the prescribed deadline without unreasonable effort or expense because of unanticipated delays in finalizing certain accounting matters in connection with its acquisition of Intelligent Product Solutions, Inc. which closed during the Quarter.  The registrant intends to file the 10-Q on or prior to the prescribed extended date.

Part IV - Other Information

  Name and telephone number of person to contact in regard to this notification

Michael Matte	(561)	456-0030
(Name)	(Area Code)	(Telephone Number)

  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes X No _____

  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes X No _____

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Forward Industries, Inc.

(Name of Registrant as Specified in Charter)

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 15, 2018	By:	/s/ Michael Matte
Michael Matte
	Title:	Chief Financial Officer

Explanation

The registrant anticipates the Quarterly Report will reflect the following:

  net revenues of approximately $9.0 million for three months ended March 31, 2018, compared to $4.5 million for three months ended March 31, 2017.

  gross profit of approximately $1.8 million for three months ended March 31, 2018, compared to $0.7 million for three months ended March 31, 2017.

  net income (loss) was approximately $948,000 for three months ended March 31, 2018, compared to $(238,000) for three months ended March 31, 2017.  $747,000 of the increase in net income for the three months ended March 31, 2018 was primarily as a result of a non-cash tax benefit.

These amounts may change based on adjustments made, if any, during the review of the registrant’s financial statements by its auditors.